  Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE MONTHS ENDED
MARCH 31, 2020

TABLE OF CONTENTS
2020 PERFORMANCE HIGHLIGHTS	2
ABOUT DENISON	2
RESULTS OF OPERATIONS	4
Wheeler River Project	7
Exploration Pipeline Properties	10
LIQUIDITY AND CAPITAL RESOURCES	11
OUTLOOK FOR 2020	13
ADDITIONAL INFORMATION	14
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	15

This Management’s Discussion and Analysis (‘MD&A’) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, ‘Denison’ or the ‘Company’) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of May 6, 2020 and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the three months ended March 31, 2020. The unaudited interim condensed consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’). Readers are also encouraged to consult the audited consolidated financial statements and MD&A for the year ended December 31, 2019. All dollar amounts in this MD&A are expressed in Canadian dollars, unless otherwise noted.

Additional information about Denison, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F is available through the Company’s filings with the securities regulatory authorities in Canada at www.sedar.com (‘SEDAR’) and the United States at www.sec.gov/edgar.shtml (‘EDGAR’).

MANAGEMENT’S DISCUSSION & ANALYSIS

2020 PERFORMANCE HIGHLIGHTS

■
Temporary suspension of Wheeler River Environmental Assessment (‘EA’) amidst COVID-19 disruptions

In March 2020, in light of the significant social and economic disruption that has emerged as a result of the COVID-19 pandemic and in line with the Company's commitment to ensure employee safety, support public health efforts to limit transmission of COVID-19, and in order to exercise prudent financial discipline, Denison announced the decision to suspend the EA process and certain other activities planned at Wheeler River for 2020. The decision to temporarily suspend the EA process is expected to impact the project development schedule outlined in the Pre-Feasibility Study (‘PFS’) for Wheeler River.

■
Successful completion of equity financing to provide ongoing funding for business activities

In April 2020, Denison successfully completed a public offering of 28,750,000 common shares at a price of USD$0.20 per common share for gross proceeds of $8,041,000 (USD$5,750,000), which includes the full exercise of the overallotment option of 3,750,000 common shares. The estimated net proceeds of $6,800,000 are expected to be used to fund the Company’s business activities for the remainder of 2020 and into 2021.

■
Uranium concentrations from initial core leach tests reported up to four times the amount assumed in PFS for Phoenix In Situ Recovery (‘ISR’) operation

In December 2019, Denison announced the initiation of the next phase of ISR metallurgical laboratory testing for uranium recovery, which will utilize mineralized drill core recovered through the installation of various test wells during the 2019 ISR field test program. The metallurgical laboratory test program builds upon the laboratory tests completed for the recovery of uranium as part of the project’s PFS and is expected to further increase confidence and reduce risk associated with the application of the ISR mining method at the Phoenix deposit. The results are expected to facilitate detailed mine and process plant planning as part of a future Feasibility Study (‘FS’), and will provide key inputs for the EA process. Significant components of the metallurgical laboratory test program include core leach tests, column leach tests, bench-scale tests and metallurgical modelling.

In February 2020, Denison reported that initial data from core leach tests includes the recovery of elemental uranium concentrations, after test startup, in the range of 13.5 grams per litre (‘g/L’) to 39.8 g/L, with an average of 29.8 g/L over 20 days of testing (see Denison’s press release dated February 19, 2020). This compares favourably to the previous metallurgical test work completed to assess the use of the ISR mining method at Phoenix – which supported a uranium concentration of 10 g/L for the ISR processing plant design used in the PFS.

■
Ability to achieve hydraulic conductivity values consistent with PFS confirmed by results from 2019 ISR field test at Phoenix

Extensive hydrogeological data was collected during the 2019 ISR field program to be incorporated into a hydrogeological model for Phoenix. In February 2020, Denison reported that the results from the hydrogeological test work completed to-date have confirmed the ability to achieve bulk hydraulic conductivity values (a measure of permeability) consistent with the PFS (see Denison press release dated February 24, 2020).

ABOUT DENISON

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company’s flagship project is the 90% owned Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. A PFS was completed for Wheeler River in late 2018, considering the potential economic merit of developing the Phoenix deposit as an ISR operation and the Gryphon deposit as a conventional underground mining operation. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture (‘MLJV’), which includes several uranium deposits and the McClean Lake uranium mill, which is contracted to process the ore from the Cigar Lake mine under a toll milling agreement (see RESULTS OF OPERATIONS below for more details), plus a 25.17% interest in the Midwest deposits and a 66.57% interest in the J Zone and Huskie deposits on the Waterbury Lake property. The Midwest, J Zone and Huskie deposits are located within 20 kilometres of the McClean Lake mill. In addition, Denison has an extensive portfolio of exploration projects in the Athabasca Basin region.

MANAGEMENT’S DISCUSSION & ANALYSIS

Denison is engaged in mine decommissioning and environmental services through its Closed Mines group (formerly Denison Environmental Services), which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine and maintenance services to a variety of industry and government clients.

Denison is also the manager of Uranium Participation Corporation (‘UPC’), a publicly traded company listed on the TSX under the symbol ‘U’, which invests in uranium oxide in concentrates (‘U3O8’) and uranium hexafluoride (‘UF6’).

RISK AND UNCERTAINTY

The outbreak of the novel coronavirus (‘COVID-19’) has disrupted and is expected to continue to disrupt the Company’s previously disclosed business and operational plans for fiscal 2020. The length or severity of these disruptions are unknown at this point in time. The significant potential social and economic disruptions that have emerged as a result of the COVID-19 pandemic include (i) restrictions that governments impose to address the COVID-19 outbreak, (ii) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others, (iii) shortages and / or unexpected sickness of employees, (iv) unavailability of contractors and subcontractors, (v) interruption of supplies from third parties upon which the Company relies, and (vi) unusually high levels of volatility in capital markets and limitations on the availability of capital.

Disruptions of this nature have necessitated a change in the Company’s business plans for 2020 and they may have a material adverse effect on the Company’s business, financial condition and results of operations. Such adverse effects could be rapid and unexpected. Management is closely monitoring the situation and is actively adapting work plans to mitigate adverse effects where possible. See OUTLOOK FOR 2020 below for further details.

SELECTED ANNUAL FINANCIAL INFORMATION
(in thousands)	As at March 31, 2020	As at December 31, 2019

Financial Position:
Cash and cash equivalents	$4,902	$8,190

Working capital(1)	$8,070	$1,597
Property, plant and equipment	$256,349	$257,259
Total assets	$292,304	$299,998
Total long-term liabilities(2)	$75,219	$74,903

(1)
At March 31, 2020, the Company’s working capital includes $9,097,000 in portfolio investments and a non-cash $3,410,000 deferred revenue liability (December 31, 2019 – $nil portfolio investments and non-cash deferred revenue of $4,580,000).
(2)
Predominantly comprised of the non-current portion of deferred revenue, non-current reclamation obligations, and deferred income tax liabilities.

MANAGEMENT’S DISCUSSION & ANALYSIS

SELECTED QUARTERLY FINANCIAL INFORMATION

	2020	2019	2019	2019
(in thousands, except for per share amounts)	Q1	Q4	Q3	Q2

Total revenues	$4,660	$3,956	$3,478	$4,139
Net loss	$(6,663)	$(1,498)	$(6,424)	$(4,884)
Basic and diluted loss per share	$(0.01)	$(0.00)	$(0.01)	$(0.01)

	2019	2018	2018	2018
(in thousands, except for per share amounts)	Q1	Q4	Q3	Q2

Total revenues	$3,976	$4,144	$3,729	$4,104
Net loss	$(5,335)	$(13,642)	$(3,884)	$(5,583)
Basic and diluted loss per share	$(0.01)	$(0.02)	$(0.01)	$(0.01)

Significant items causing variations in quarterly results

●
The Company’s toll milling revenues fluctuate due to the timing of uranium processing at the McClean Lake mill as well as changes to the estimated mineral resources of the Cigar Lake mine.
●
Revenues from the Closed Mines group fluctuate due to the timing of projects, which vary throughout the year in the normal course of business.
●
Operating expenses fluctuate due to the timing of projects at both the MLJV and the Closed Mines group, which vary throughout the year in the normal course of business.
●
Exploration expenses are generally largest in the first and third quarters, due to the timing of the winter and summer exploration programs in Saskatchewan.
●
The Company’s results are also impacted, from time to time, by other non-recurring events arising from its ongoing activities, as discussed below where applicable.

RESULTS OF OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the MLJV and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is contracted to process ore from the Cigar Lake mine under a toll milling agreement. The MLJV is a joint venture between Orano Canada Inc. (‘Orano Canada’) with a 70% interest, Denison with a 22.5% interest, and OURD (Canada) Co. Ltd. with a 7.5% interest.

In February 2017, Denison closed an arrangement with Anglo Pacific Group PLC (‘APG’) and one of its wholly owned subsidiaries (the ‘APG Arrangement’) under which Denison received an upfront payment of $43,500,000 in exchange for its right to receive future toll milling cash receipts from the MLJV under the current toll milling agreement with the Cigar Lake Joint Venture (‘CLJV’) from July 1, 2016 onwards. The APG Arrangement consists of certain contractual obligations of Denison to forward to APG the cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill, and as such, the upfront payment was accounted for as deferred revenue.

On March 23, 2020, in response to the COVID-19 pandemic, the operator of the CLJV announced a decision to suspend production at the Cigar Lake mine for a minimum of four weeks. At the same time, the operator of the MLJV announced that the McClean Lake mill would also suspend operations for the duration of the CLJV shutdown. In April 2020, subsequent to quarter end, the operator of the CLJV announced that the shut-down at the Cigar Lake mine would be extended for an indeterminate period of time. As noted above in the discussion of the APG Arrangement, Denison has sold the toll milling revenue to be earned from the processing of the Cigar Lake ore to APG. While the temporary suspension of operations at the McClean Lake mill will result in a decrease in revenue to Denison, the impact will be non-cash and will only impact the drawdown of the Company’s deferred revenue balance.

MANAGEMENT’S DISCUSSION & ANALYSIS

During the three months ended March 31, 2020, the McClean Lake mill processed 4.2 million pounds U3O8 for the CLJV (March 31, 2019 – 4.9 million pounds U3O8) and recorded toll milling revenue of $963,000 (March 31, 2019 – $1,263,000). The decrease in toll milling revenue in the current quarter, as compared to the prior year, is due to several factors. Firstly, the mill processed fewer pounds U3O8 in the first quarter of 2020, as compared to the first quarter of 2019, due to the shut-down of the Cigar Lake mine during March 2020. Secondly, during the first quarter of 2020, as a result in an update to the published Cigar Lake mineral resource estimate in the quarter, the Company recorded a negative non-cash cumulative catch-up accounting adjustment of $96,000, which reduced the toll milling revenue in the quarter (March 31, 2019 - the Company recorded a nominal $26,000 positive non-cash cumulative accounting adjustment related to the Cigar Lake mineral resource estimate update published in the first quarter of 2019).

During the three months ended March 31, 2020, the Company also recorded accounting accretion expense of $782,000 on the toll milling deferred revenue balance (March 31, 2019 – $800,000). The annual accretion expense will decrease over the life of the contract as the deferred revenue liability decreases over time.

Mineral Sales

Mineral sales revenue for the three months ended March 31, 2020 was $852,000 from the sale of 26,004 pounds U3O8 from inventory at an average price of $32.76 per pound (March 31, 2019 - $nil uranium sales).

Closed Mine Services

Mine decommissioning and environmental services are provided through Denison’s Closed Mines group, which has provided long-term care and maintenance for closed mine sites since 1997. With offices in Ontario, the Yukon Territory and Quebec, the Closed Mines group manages Denison’s Elliot Lake reclamation projects and provides post-closure mine care and maintenance services to various customers.

Revenue from Closed Mines services during the three months ended March 31, 2020 was $2,028,000 (March 31, 2019 - $2,237,000). The decrease in revenue in the first quarter of 2020, as compared to 2019, was due to a decrease in activity at certain care and maintenance sites.

Management Services Agreement with UPC

Denison provides general administrative and management services to UPC. Management fees and commissions earned by Denison provide a source of cash flow to partly offset corporate administrative expenditures incurred by the Company during the year.

During the three months ended March 31, 2020, revenue from the Company’s management contract with UPC was $817,000 (March 31, 2019 - $476,000). The increase in revenues during the first quarter of 2020, compared to the prior year, is predominantly due to a discretionary fee of $300,000 awarded to Denison related to non-routine activities performed by the Company, as well as an increase in commission-based fees. The increase in commission-based fees was due to an increase in uranium transactions by UPC during the current period, as compared to the prior year. Denison earns a 1% commission on the gross value of UPC’s uranium purchases and sales. The impact of the increase in discretionary and commission-based fees was partially offset by a decrease in management fees earned based on UPC’s monthly net asset value (‘NAV’). UPC’s balance sheet consists primarily of uranium held either in the form of U3O8 or UF6, which is accounted for at its fair value. The decrease in NAV-based management fees was due to the decrease in the average fair value of UPC’s uranium holdings during the three months ended March 31, 2020, compared to the prior year, resulting primarily from lower uranium spot prices.

OPERATING EXPENSES

Mining

Operating expenses of the mining segment include depreciation and development costs, as well as cost of sales related to the sale of uranium.

Operating expenses in the three months ended March 31, 2020 were $1,605,000 (March 31, 2019 – $1,210,000). In the first quarter of 2020, operating expenses included depreciation of the McClean Lake mill of $736,000 (March 31, 2019 - $855,000), as a result of processing approximately 4.2 million pounds U3O8 for the CLJV (March 31, 2019 – 4.9 million pounds).

In the three months ended March 31, 2020, operating expenses also included development and other operating costs related to the MLJV of $869,000 (March 31, 2019 – $355,000), including (i) $526,000 in cost of sales, selling expenses of $14,000, and sales royalties and resource surcharges of $64,000 related to the sale of 26,004 pounds of U3O8, and

MANAGEMENT’S DISCUSSION & ANALYSIS

(ii) $174,000 in costs related to the advancement of the Surface Access Borehole Resource Extraction (‘SABRE’) mining technology, as part of a multi-year test mining program operated by Orano Canada within the MLJV. As a result of the COVID-19 pandemic, the operator of the MLJV has decided to defer the remainder of the 2020 program for SABRE to future years.

Closed Mine Services

Operating expenses during the three months ended March 31, 2020 totaled $1,715,000 (March 31, 2019 - $2,052,000). The expenses relate primarily to care and maintenance services provided to clients, and include labour and other costs. The decrease in operating expenses in the current period, as compared to the prior year, is predominantly due to a reduction in the activity at certain care and maintenance sites, as well as a decrease in salaries and other costs associated with a reduction in headcount following a restructuring completed during the fourth quarter of 2019, when the Company discontinued its environmental consulting business.

CANADIAN MINERAL PROPERTY EXPLORATION & EVALUATION

During the first quarter of 2020, Denison’s share of exploration and evaluation expenditures was $3,191,000 (March 31, 2019 - $4,229,000). The decrease in exploration and evaluation expenditures, compared to the prior period, was due to a decrease in winter exploration activities, offset by an increase in evaluation activities for Wheeler River compared to the prior period.

Exploration spending in the Athabasca Basin is generally seasonal in nature, with spending typically higher during the winter exploration season (January to mid-April) and summer exploration season (June to mid-October). Field work during the winter 2020 season included the completion of four geophysical surveys, as discussed below.

The Company’s land position in the Athabasca Basin, as of March 31, 2020, is illustrated in the figure below. The Company’s Athabasca land package decreased during the first quarter of 2020 from 279,883 hectares (214 claims) to 270,829 hectares (206 claims) primarily due to planned lapses of claims belonging to the Bell Lake, Brown Lake, Ford Lake, Jasper Lake and Waterbury South properties.

MANAGEMENT’S DISCUSSION & ANALYSIS

N
Denison Mines
Denison Mines' Athabasca Properties
March 31, 2020
Northwest Territories
Alberta
Saskatchewan
Manitoba
100% Denison
Denison operated JV
Orano operated JV
Cameco operated JV
Denison earn-in
Uranium mines and deposits
Uranium mill
Roads
Powerlines
ATHABASCA BASIN
Hatchet Lake
J Zone Roughrider
Bell Lake
Murphy
Turkey Lake
Wolly
Waterfound North
Torwalt Lake
Waterfound
McClean Lake Mill
Eagle Point
McClean Lake
Waterbury
Johnston Lake
Midwest
Rabbit Lake Mill
Waterbury Lake South
Cigar Lake
Candle
Packrat
Darby
Park Creek
West Bear
Epp Lake
Marten
Hook-Carter
McArthur River
Wolverine
Arrow
Mann Lake
Lynx
Triple R
Moon Lake North
Wheeler River (Phoenix & Gryphon deposits)
Moon Lake South
Russell Lake
Moon Lake
Centennial
Millennium
Bachman Lake
South Dufferin
Crawford Lake
Ford Lake
Brown Lake
Key Lake
50 km

Wheeler River Project

A PFS was completed for Wheeler River in late 2018, considering the potential economic merit of developing the Phoenix deposit as an ISR operation and the Gryphon deposit as a conventional underground mining operation.

Further details regarding Wheeler River, including the estimated mineral reserves and resources, are provided in the Technical Report for the Wheeler River project titled ‘Pre-feasibility Study Report for the Wheeler River Uranium Project, Saskatchewan, Canada’ prepared by Mark Liskowich, P.Geo. of SRK Consulting (Canada) Inc. with an effective date of September 24, 2018 (‘PFS Technical Report’). A copy of the PFS Technical Report is available on Denison’s website and under its profile on each of SEDAR and EDGAR.

Given recent social, financial and market disruptions, Denison has suspended certain activities at Wheeler River, including the EA program, which is on the critical path to achieving the project development schedule outlined in the PFS. Given the uncertainty associated with the duration of suspension, the Company is not currently able to estimate the impact to the project development schedule outlined in the PFS, and users are cautioned that the estimates provided therein regarding the start of pre-production activities in 2021 and first production in 2024 should not be relied upon.

MANAGEMENT’S DISCUSSION & ANALYSIS

The location of the Wheeler River property, as well as the Phoenix and Gryphon deposits, and existing and proposed infrastructure, is shown on the map provided below.

Evaluation Program

During the first quarter of 2020, Denison’s share of evaluation costs at Wheeler River were $1,437,000 (March 31, 2019 – $442,000), which consisted primarily of work related to the EA process, engineering activities in support of a FS, including metallurgical testing, as well as design and planning activities related to a potential 2020 ISR field test.

Environmental and Sustainability Activities

EA Activities

Following the declaration of the global COVID-19 pandemic in early March, 2020, Denison decided to temporarily suspend the Wheeler River EA (see Denison Press Release dated March 20, 2020). An important element of the EA process is the completion of extensive in-person engagement and consultation activities with various interested parties and community groups. The decision to suspend the EA process and other discretionary activities is motivated by the significant social and economic disruption that has emerged as a result of the COVID-19 pandemic and the Company's commitment to ensure employee safety, support public health efforts to limit transmission of COVID-19, and exercise prudent financial discipline.

All external consultants, the Canadian Nuclear Safety Commission (‘CNSC’), the Saskatchewan Ministry of the Environmental and all interested parties were notified of the decision to suspend the EA process prior to the end of the first quarter of 2020. Denison staff have been retained to continue preparations required for the future advancement of the EA, including internal FS related work required for input into the Company’s EA models.

MANAGEMENT’S DISCUSSION & ANALYSIS

Although the temporary suspension of the EA will impact the schedule for first production at Wheeler River, the Company is directing its interim efforts to minimize delays to the project development schedule and to position the Company to resume EA activities quickly when it is determined that it is appropriate to do so.

Community Engagement Activities

Denison continues to work towards building durable relationships with Indigenous groups and communities in northern Saskatchewan, despite the COVID-19 pandemic. Recognizing the necessity to help those in need to cope with the COVID-19 pandemic, Denison has pledged financial support, procured roughly 900 litres of hand sanitizer and worked together with a group of local businesses in Saskatchewan to distribute the hand sanitizer, along with cleaning products and protective gloves, to several remote communities in northern Saskatchewan. The remote location of communities in northern Saskatchewan poses a unique risk for COVID-19 transmission and treatment. Accordingly, Denison’s efforts have been focused on supporting local community response plans designed to mitigate the spread of COVID-19 and/or support vulnerable families with essential food and supplies.

Engineering Activities

2019 ISR Field Test Results

Certain quantitative analysis of the data collected during the 2019 ISR Field Test was completed in February 2020 (see Denison Press Release dated February 24, 2020). For ISR mining operations, the term ‘hydraulic conductivity’ is used to describe the ease with which a fluid can move through the pore spaces or fractures within a host rock. Hydraulic conductivity, commonly represented by the symbol ‘K’, is often stated as a rate of flow (under a unit hydraulic gradient through a unit cross-sectional area of aquifer) and is typically reported in units of metres per second (‘m/s’) or metres per day (‘m/d’). The results from the hydraulic conductivity tests, performed during the 2019 field program, showed that the K factors used in the PFS could be achieved in a commercial scale well (CSW2) installed during the 2019 field program.

Core Leach Test Results

During the fourth quarter of 2019, Denison commenced with a new phase of metallurgical test work, which is expected to utilize core samples collected during the 2019 ISR field test, and includes novel core leach tests. The core leach tests are carried out using specialized equipment at the Saskatchewan Research Council (‘SRC’) laboratories in Saskatoon and are designed to provide conditions in the lab that simulate most of the field conditions expected during actual operation. These tests allow refinement of the optimum lixiviant mixture for injection into the wellfield, in addition to validating the expected uranium concentration of the Uranium Bearing Solution (UBS) assumed in the PFS. The first test was completed in the first quarter of 2020, with results showing uranium concentrations that exceeded the assumptions in the PFS (see Denison Press Release dated February 19, 2020) by as much as 300%. The implications of a higher uranium concentration coming from the ISR wellfield are potentially significant – allowing the metallurgical team to explore various combinations of lixiviant parameters to optimize operating costs, and modify processing plant configurations to potentially reduce capital costs, while maintaining the same level of annual uranium production.

Other Engineering Activities and EA Inputs

Several additional studies were conducted, during the first quarter, to support the completion of a future FS and to further define EA modeling inputs for the operational stage of the project. Work undertaken in the quarter included the following:

●
Workforce organizational charts and site accommodation requirements;
●
Site water balance studies for operational and effluent treatment requirements;
●
Final site layout, including storage ponds for potential by-product precipitates;
●
Emissions from mobile equipment and residential waste streams; and
●
Emergency water management plans.
The site water balance was of interest, as it predicts that during normal operations all effluent can be recycled, with only occasional need to re-inject treated water into the aquifer at depth. An emergency discharge point is also being assessed in the event the project incurs a probable maximum precipitation (PMP) event.

The site layout has been modified allowing the creation of Radiation Control Zones, which will be an important part of the radiation safety and control program to minimize worker exposures.

MANAGEMENT’S DISCUSSION & ANALYSIS

Exploration Program

Denison’s share of exploration costs at Wheeler River was $206,000 during the quarter ended March 31, 2020 (March 31, 2019 – $1,575,000).

No field work was conducted during the quarter ended March 31, 2020. Desktop work included detailed planning for the exploration drilling program tentatively scheduled for completion prior to the end of 2020. The drilling program is expected to include an estimated 12,310 metres in approximately 27 to 30 drill holes. The program is expected to be focused at the Phoenix deposit, where additional exploration and delineation drilling is warranted based on previous exploration drilling and the positive results returned from recent ISR field tests. The objective of the planned exploration program at Phoenix is to increase mineral resources that may be incorporated into a future FS. Potential to add additional mineral resources at Phoenix exists within the boundaries of the existing design of the ISR freeze dome, but outside of the currently defined extents of the deposit – particularly around Zone B, where previous mineralized results remain open on section or the interpreted optimal exploration target remains untested, and at Zone C, which is not currently included in the mineral resource estimate, where similar targets exist.

Exploration Pipeline Properties

Denison’s share of exploration costs at its exploration pipeline properties during the three months ended March 31, 2020 was $1,545,000 (March 31, 2019 - $2,212,000). During the first quarter of 2020, four geophysical surveys were completed on five of the Company’s projects. The surveys were carried out at Waterbury Lake, Murphy Lake, Moon Lake, and Moon Lake North and South (shared survey). The purpose of the surveys is to generate targets for future drill testing in areas considered to have significant exploration potential, and in certain cases to protect the associated claims from lapsing. The planned survey for Ford Lake was not completed due to disruptions related to COVID-19.

Additionally, numerous desk-top reviews were completed to prioritize properties for potential future exploration. The Company continues to review, prioritize and rationalize its Athabasca Basin exploration portfolio with the planned objective of continuing to explore its highest priority projects, with the potential to deliver significant and meaningful new discoveries.

GENERAL AND ADMINISTRATIVE EXPENSES

Total general and administrative expenses were $2,188,000 during the three months ended March 31, 2020 (March 31, 2019 - $2,366,000). These costs are mainly comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, project costs, and all other costs related to operating a public company with listings in Canada and the United States. The decrease in general and administrative expenses during the first quarter of 2020 was predominantly due to an insurance recovery received in the quarter offset by an increase in non-recurring legal costs.

OTHER INCOME AND EXPENSES

During the three months ended March 31, 2020, the Company recognized a loss of $3,192,000 in other income/expense (March 31, 2019 – loss of $353,000). The loss in the current period is predominantly due to losses on investments carried at fair value of $2,950,000 (March 31, 2019 – losses of $238,000). Gains and losses on investments carried at fair value are driven by the closing share price of the related investee at end of the quarter. The losses recorded in both the current and prior periods were mainly due to unfavourable mark-to-market adjustments on the Company’s investments in other publicly traded entities.

EQUITY SHARE OF LOSS FROM ASSOCIATES

During the fourth quarter of 2019, the Company determined that it no longer exercised significant influence of GoviEx Uranium Inc. (‘GoviEx’) and began accounting for its investment in the common shares of GoviEx as a portfolio investment at fair value through profit and loss. As a result, during the three months ended March 31, 2020, the Company recorded $nil in equity gain or loss from associates. During the three months ended March 31, 2019, the Company recognized a loss of $277,000 from its equity share of GoviEx. The loss in 2019 was due to an equity loss of $275,000, based on the Company’s share of GoviEx’s net loss during the period, plus a net dilution loss of $2,000 as a result of equity issuances completed by GoviEx, which reduced the Company’s ownership position.

MANAGEMENT’S DISCUSSION & ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $4,902,000 at March 31, 2020 (December 31, 2019 – $8,190,000).

The decrease in cash and cash equivalents of $3,288,000 was due to net cash used in operations of $2,379,000, net cash used in investing activities of $629,000 and net cash used in financing activities of $280,000.

Net cash used in operating activities of $2,379,000 was predominantly due to the net loss for the period, adjusted for non-cash items and changes in working capital items.

Net cash used in investing activities of $629,000 consists primarily of an increase in restricted cash mainly due to the Company’s funding the Elliot Lake reclamation trust fund.

Net cash used in financing activities of $280,000 relates to the repayment of debt obligations during the quarter.

As at March 31, 2020, the Company has spent $1,563,000 towards its obligation to spend $4,715,460 on eligible Canadian exploration expenditures under the flow-through share financing completed in December 2019.

Refer to 2020 OUTLOOK below for details of the Company’s working capital requirements for the remainder of 2020 and SUBSEQUENT EVENTS for details of the equity financing completed by the Company in April 2020.

There are uncertainties related to the timing and use of the Company’s cash resources. Due to the stage of various of its mineral property projects, the Company does not currently generate sufficient operating cash flows to fund obligations as they become due. As such, these obligations require that the Corporation generate additional liquidity through the divestiture of investments or through the issuance of debt or equity. Based on the net proceeds received from the Company’s USD$5,750,000 financing completed in the subsequent events period, and the Company’s current cash flow forecast, management anticipates that is has sufficient cash resources on hand to fund greater than 12 months of planned operations, but that it may need to sell certain of its investments to provide additional liquidity beyond that point. The Company may experience difficulty in obtaining satisfactory financial terms for subsequent debt or equity issuances or it may have difficulty in liquidating its investments due to the concentration of its investment portfolio or market conditions. Failure to obtain adequate financing on satisfactory terms may have a material adverse effect to the Company’s results of operations or its financial condition. The Company has considered the above factors, in addition to its ability to further curtail operating expenditures if necessary, in assessing and concluding on its ability to continue as a going concern.

Revolving Term Credit Facility

On January 29, 2020, the Company entered into an agreement with the Bank of Nova Scotia (‘BNS’) to extend the maturity date of the Company’s credit facility to January 31, 2021 (‘2020 Credit Facility’). Under the 2020 Credit Facility, the Company continues to have access to letters of credit of up to $24,000,000, which is fully utilized for non-financial letters of credit in support of reclamation obligations. All other terms of the 2020 Credit Facility (tangible net worth covenant, pledged cash, investments amount and security for the facility) remain unchanged by the amendment – including a requirement to provide $9,000,000 in cash collateral on deposit with BNS to maintain the 2020 Credit Facility.

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

The Company’s current management services agreement with UPC (‘MSA’) has a term of five years (the ‘Term’), expiring on March 31, 2024. Under the MSA, Denison receives the following management fees from UPC: a) a base fee of $400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of $100 million and up to and including $500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of $500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

MANAGEMENT’S DISCUSSION & ANALYSIS

The MSA may be terminated during the Term by Denison upon the provision of 180 days written notice. The MSA may be terminated during the Term by UPC (i) in the event of a material breach, (ii) within 90 days of certain events surrounding a change of both of the individuals serving as Chief Executive Officer and Chief Financial Officer of UPC, and / or a change of control of Denison, or (iii) upon the provision of 30 days written notice and, subject to certain exceptions, a cash payment to Denison of an amount equal to the base and variable management fees that would otherwise be payable to Denison (calculated based on UPC’s current uranium holdings at the time of termination) for the lesser period of a) three years, or b) the remaining term of the MSA.

The following amounts were earned from UPC for the periods ended:

	Three Months Ended
	March 31,	March 31,
(in thousands)	2020	2019

Management Fee Revenue
Base and variable fees	$463	$474
Commission fees	54	2
Discretionary fees	300	-
	$817	$476

At March 31, 2020, accounts receivable includes $605,000 (December 31, 2019 – $236,000) due from UPC with respect to the fees and transactions discussed above.

Korea Electric Power Corporation (‘KEPCO’) and Korea Hydro & Nuclear Power (‘KHNP’)

As at March 31, 2020, KHNP, through its subsidiaries, holds 58,284,000 shares of Denison representing a share interest of approximately 9.76%. KHNP Canada Energy Ltd., a subsidiary of KEPCO’s subsidiary KHNP, is the holder of the majority of Denison’s shares and is also the majority member of KWULP. KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation (‘WLUC’) and Waterbury Lake Uranium Limited Partnership (‘WLULP’), entities whose key asset is the Waterbury Lake property.

Other

All services and transactions with the following related parties listed below were made on terms equivalent to those that prevail with arm’s length transactions:

●
During the three months ended March 31, 2020, the Company incurred investor relations, administrative service fees and certain pass-through expenses of $21,000 (March 31, 2019 – $21,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At March 31, 2020, an amount of $6,000 (December 31, 2019 – $nil) was due to this company.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended
	March 31,	March 31,
(in thousands)	2020	2019

Salaries and short-term employee benefits	$(584)	$(705)
Share-based compensation	(430)	(504)
	$(1,014)	$(1,209)

MANAGEMENT’S DISCUSSION & ANALYSIS

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

Share Issue

On April 9, 2020, the Company closed a public offering of 28,750,000 common shares at a price of USD$0.20 per share for gross proceeds of $8,041,000 (USD$5,750,000). The offering included the exercise in full of an over-allotment option of 3,750,000 common shares granted to the underwriters. The estimated net proceeds of $6,800,000 are anticipated to be used to fund Denison’s business activities planned for the remainder of 2020 and into 2021, as well as for general working capital purposes.

OUTSTANDING SHARE DATA

At May 6, 2020, there were 626,008,148 common shares issued and outstanding, stock options outstanding for 15,936,743 Denison common shares, and 7,667,437 share units outstanding for a total of 649,612,328 common shares on a fully-diluted basis.

OUTLOOK FOR 2020

Refer to the Company’s annual MD&A for the year ended December 31, 2019 for a detailed discussion of the previously disclosed 2020 budget. In March 2020, Denison announced the decision to suspend the EA process and certain other activities planned for Wheeler River during 2020. The Company has made the following changes to its outlook for 2020.

Revenue from mineral sales has been increased to reflect the actual revenue earned in the first quarter of 2020 from the sale of 26,004 pounds of U3O8.

Development and operations expenditures for 2020 have decreased due to a decision by the operator of the MLJV to defer the SABRE test mining program that was originally scheduled to take place in 2020. The test mining program and related field work is now expected to occur during the second and third quarter of 2021. The financial impact of this deferral has not yet been estimated by the operator of the MLJV. Accordingly, the amount reflected below is based on Denison’s understanding of the program’s original budget for 2020 and Denison’s best estimate of the anticipated cost deferrals.

Mineral property exploration and evaluation expenditures have decreased mainly due to a reduction in regulatory fees payable to the CNSC, and other evaluation costs that were eliminated following the decision made in the first quarter of 2020 to temporarily suspend the EA process and certain other activities for Wheeler River.

Additionally, as part of the decision to suspend the EA process, Denison announced that the discretionary work programs related to the draft submission of the Wheeler River Environmental Impact Statement and the completion of further ISR field testing, are no longer expected to be undertaken during 2020.

The net inflow from the Company’s Closed Mine Services group has increased due to the extension of a care and maintenance contract that was previously set to expire at the end of the first quarter of 2020.

The net inflow from the management services agreement with UPC has increased for several reasons: (i) an increase in the variable NAV-based fees due to an increase in uranium prices; (ii) an increase in discretionary fees awarded during the first quarter of 2020, related to non-routine activities carried out by Denison during UPC’s fiscal year ended February 29, 2020, and (iii) an increase in commission based fees related to uranium transactions completed in the first quarter and expected to be completed in the second quarter of 2020.

The increase in corporate and administrative expenditures is predominantly due to an increase in legal expenses related to legal suits the Company is currently involved in, slightly offset by a decrease in expected travel and other head office costs.

MANAGEMENT’S DISCUSSION & ANALYSIS

The continued uncertainty surrounding the impact, duration and severity of the COVID-19 pandemic may require the Company to adapt its plans further in future periods, including further revisions to, or the outright withdrawal of, the disclosed 2020 outlook.

(in thousands)	2020 BUDGET	CURRENT 2020 OUTLOOK	Actual to March 31, 2020(2)
Mining Segment
Mineral Sales	791	852	852
Development & Operations	(5,181)	(2,446)	(558)
Mineral Property Exploration & Evaluation	(8,973)	(8,592)	(3,225)
	(13,363)	(10,186)	(2,931)
Closed Mines Segment
Closed Mines Environmental Services	1,014	1,353	367
	1,014	1,353	367
Corporate and Other Segment
UPC Management Services	2,009	2,686	817
Corporate Administration & Other	(5,200)	(5,625)	(2,094)
	(3,191)	(2,939)	(1,277)
Total(1)	$ (15,540)	$ (11,772)	$ (3,841)
Notes:
1.
Only material operations shown.
2.
The budget is prepared on a cash basis. As a result, actual amounts represent a non-GAAP measure. Compared to segment loss as presented in the Company’s unaudited interim consolidated financial statements for the three months ended March 31, 2020, actual amounts reported above excludes $198,000 net impact of non-cash items and other adjustments.

ADDITIONAL INFORMATION

RISK FACTORS

The following risk factors, and those set forth in Denison’s Annual Information Form dated March 13, 2020 under the heading ‘Risk Factors’, are risks and other factors Denison has identified that could influence the Company’s business, operations, financial condition and expectations as set forth in its forward-looking statements. Such risk factors are not, and should not be construed as being exhaustive, and other circumstances that are currently not foreseen by management of Denison could arise to negatively affect Denison’s business and its shareholders.

COVID-19 Outbreaks

The outbreak of the novel coronavirus (COVID-19) has disrupted and is expected to continue to disrupt the Company’s business and operational plans, including the Company’s previously disclosed business and operational plans for fiscal 2020, which could have a material adverse effect on the Company’s business, financial condition and results of operations. Such adverse effects could be rapid and unexpected.

The significant potential social and economic disruptions that have emerged as a result of the COVID-19 pandemic include (i) restrictions that governments impose to address the COVID-19 outbreak, (ii) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others, (iii) shortages and / or unexpected sickness of employees, (iv) unavailability of contractors and subcontractors, (v) interruption of supplies from third parties upon which the Company relies, and (vi) unusually high levels of volatility in capital markets and limitations on availability of capital for the Company and its joint venture counterparties.

These disruptions may severely impact the Company’s ability to carry out its business plans for 2020 and beyond. For example, On March 20, 2020 the Company announced a temporary suspension of activities related to the EA for the Wheeler River project due to the process requiring extensive in-person engagement and consultation with various interested parties. The decision to suspend the EA was due to significant social and economic disruptions that have emerged as a result of the COVID-19 pandemic. The EA process is a key element of the Wheeler River project’s critical path and as a result, there is a risk that the development schedule and/or the capital and operating cost projections and related economic indicators in the Wheeler PFS Report may be varied significantly.

MANAGEMENT’S DISCUSSION & ANALYSIS

It is presently not possible to predict the extent or durations of any disruptions to the Company’s current and future operations.

Denison has a history of negative operating cash flows and may continue to experience negative operating cash flow

Denison has had negative operating cash flows for recent past financial reporting periods. Denison anticipates that it will continue to have negative operating cash flows until such time, if at all, its Wheeler River project goes into production. In order to fund operations until such time, Denison will require substantial additional financing which may be through the issuance of equity or debt securities. There can be no assurance that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable to Denison.

QUALIFIED PERSON

The disclosure of scientific and technical information regarding Denison’s material properties in this MD&A was prepared by, or reviewed and approved by, Dale Verran, MSc, Pr.Sci.Nat., the Company’s Vice President Exploration, or David Bronkhorst, P.Eng., the Company’s Vice President Operations, each a Qualified Person in accordance with the requirements of NI 43-101.

ASSAY PROCEDURES AND DATA VERIFICATION

The Company reports preliminary radiometric equivalent grades (‘eU3O8’), derived from a calibrated down-hole total gamma probe, during or upon completion of its exploration programs and subsequently reports definitive U3O8 assay grades following sampling and chemical analysis of the mineralized drill core. Uranium assays are performed on split core samples by the Saskatchewan Research Council (‘SRC’) Geoanalytical Laboratories using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Sample preparation involves crushing and pulverizing core samples to 90% passing -106 microns. The resultant pulp is digested using aqua-regia and the solution analyzed for U3O8 weight % using ICP-OES. Geochemical results from composite core samples are reported as parts per million (‘ppm’) obtained from a partial HNO3:HCl digest with an ICP-MS finish. Boron values are obtained through NaO2/NaCO3 fusion followed by an ICP-OES finish. All data are subject to verification procedures by qualified persons employed by Denison prior to disclosure. For further details on Denison’s sampling, analysis, quality assurance program and quality control measures and data verification procedures please see Denison's Annual Information Form dated March 13, 2020 available on the Company’s website and filed under the Company's profile on SEDAR (www.sedar.com) and in its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this MD&A contains forward-looking information pertaining to the following: Denison’s plans and objectives for 2020 and beyond, including the impacts of COVID-19, temporary suspension of the EA and other non-discretionary activities and the projections made in the 2020 Outlook; the benefits to be derived from corporate transactions; the estimates of Denison's mineral reserves and mineral resources; exploration, development and expansion plans and objectives, including the results of, and estimates and assumptions within, the PFS, and statements regarding anticipated budgets, fees, expenditures and timelines; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding adding to its mineral reserves and resources through acquisitions or exploration; expectations regarding the toll milling of Cigar Lake ores; expectations regarding revenues and expenditures from its Closed Mines operations; expectations regarding revenues from the UPC management contract; and the annual operating budget and capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information.

MANAGEMENT’S DISCUSSION & ANALYSIS

For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 13, 2020 under the heading ‘Risk Factors’ and under the heading ‘Risk Factors’ above. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources and Probable Mineral Reserves: This MD&A may use the terms 'measured', 'indicated' and 'inferred' mineral resources. United States investors are advised that while such terms have been prepared in accordance with the definition standards on mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 Mineral Disclosure Standards (‘NI 43-101’) and are recognized and required by Canadian regulations, these terms are not defined under Industry Guide 7 under the United States Securities Act and, until recently, have not been permitted to be used in reports and registration statements filed with the United States Securities and Exchange Commission (‘SEC’). 'Inferred mineral resources' have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.  In addition, the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” for the purposes of NI 43-101 differ from the definitions and allowable usage in Industry Guide 7.

Effective February 2019, the SEC adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act and as a result, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards, as required under NI 43-101. However, information regarding mineral resources or mineral reserves in Denison’s disclosure may not be comparable to similar information made public by United States companies.